UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BSQUARE Corporation

File No. 000-27687 – CF#34895

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   BSQUARE Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on March 17, 2011 and Form 10-Q filed on August 14, 2014.

   Based on representations by BSQUARE Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	August 14, 2014	through March 16, 2022
10.18(c)	10-K	March 17, 2011	through March 16, 2022
10.18(d)	10-K	March 17, 2011	through March 16, 2022
10.18(e)	10-K	March 17, 2011	through March 16, 2022
10.19	10-K	March 17, 2011	through March 16, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brent J. Fields
            Secretary